FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:

1.  Director/PDMR Shareholding announcement made on 30 March 2007
2.  Director/PDMR Shareholding announcement made on 02 April 2007
3.  Sale of Securities Company announcement made on 03 April 2007
4.  Director/PDMR Shareholding announcement made on 03 April 2007
5.  Director/PDMR Shareholding announcement made on 03 April 2007
6.  Annual Information Update announcement made on 04 April 2007
7.  Director/PDMR Shareholding announcement made on 04 April 2007
8.  Director/PDMR Shareholding announcement made on 04 April 2007
9.  Director/PDMR Shareholding announcement made on 05 April 2007
10. Director/PDMR Shareholding announcement made on 11 April 2007
11. Holdings in Company(s) announcement made on 16 April 2007
12. Blocklisting Six Monthly Return announcement made on 17 April 2007
13. Dividend Declaration announcement made on 24 April 2007
14. AGM Statement announcement made on 25 April 2007
15. Annual Report on 20-F announcement made on 25 April 2007
16. Bonus Issue announcement made on 26 April 2007
17. Bonus Issue (Blocklisting) announcement made on 26 April 2007

Enclosure 1.

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests:

On 30 March 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
47,998 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,058,655 ordinary shares in the Company.

Enclosure 2.

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests:

On 2 April 2007 Bedell Trustees Limited as Trustee of The Royal Bank of Scotland
Group 2001 Employee Share Trust (the "Trust") released from the Trust 59,507 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,999,148 ordinary shares in the Company.

Enclosure 3.

The Royal Bank of Scotland Group plc ("RBS") announces sale of RBSI Securities
Services (Holdings) Limited

The Royal Bank of Scotland International (Holdings) Limited, a wholly owned subsidiary of RBS, and BNY International Financing Corporation have entered into an agreement with BNP Paribas SA under which, subject to certain regulatory and other conditions, BNP Paribas SA will acquire RBSI Securities Services
(Holdings) Limited, a 70:30 joint venture between The Royal Bank of Scotland
International (Holdings) Limited and BNY International Financing Corporation. As
at 31 December 2006 RBSI Securities Services (Holdings) Limited had gross balance sheet assets of £1,787,625,000.

For more information please contact:

Claire Lilley

Communications Manager

RBS International

Jersey

Telephone: + 44 (0) 1534 285408

Enclosure 4.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)
      An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)   An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4,
      6, 8, 13, 14, 16, 23 and 24.
(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)   An issuer making a notification in respect of a financial
      instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
      23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act
1985; or (iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

John Napier Allan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

John Napier Allan

8 State the nature of the transaction
Exercise of The Royal Bank of Scotland Group plc, Option 2000 Scheme - 2001 Grant

9. Number of shares, debentures or financial instruments relating to shares acquired

150

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

150

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

Exercise price £15.63 Sale price £19.81

14. Date and place of transaction

3 April 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

274,749

16. Date issuer informed of transaction

3 April 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

3 April 2007

Enclosure 5.

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests:

On 3 April 2007 Bedell Trustees Limited as Trustee of The Royal Bank of Scotland
Group 2001 Employee Share Trust (the "Trust") released from the Trust 54,280 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,944,868 ordinary shares in the Company.

Enclosure 6.

The Royal Bank of Scotland Group plc (the "Company")

ANNUAL INFORMATION UPDATE

In accordance with the  requirements of Prospectus Rule 5.2, the following  summarises the information and  documents  published,  or made  available  to the public,  by the Company  throughout  the twelve months ended 12 April 2007.

1.  London Stock Exchange Announcements

The  announcements  listed  below were  published  on the London  Stock  Exchange via RNS a Regulatory
Information  Service and can be obtained  from their  website at  www.londonstockexchange.com  and the
Company's website at www.rbs.com

Date                             Announcement
3 April 2007                     Director/PDMR Shareholding
3 April 2007                     Director/PDMR Shareholding
3 April 2007                     Sale of Securities company
2 April 2007                     Director/PDMR Shareholding
30 March 2007                    Director/PDMR Shareholding
29 March 2007                    Director/PDMR Shareholding
29 March 2007                    Royal Bank of Scotland PLC - Publication of Prospectus
28 March 2007                    National Westminster Bank PLC - Final Results
28 March 2007                    Director/PDMR Shareholding
28 March 2007                    Publication of Final Terms
28 March 2007                    Director/PDMR Shareholding
27 March 2007                    Director/PDMR Shareholding
26 March 2007                    Director/PDMR Shareholding
26 March 2007                    Publication of Final Terms
23 March 2007                    Director/PDMR Shareholding
23 March 2007                    Directorate Change
23 March 2007                    Royal Bank of Scotland PLC - Publication of Prospectus
22 March 2007                    Director/PDMR Shareholding
21 March 2007                    Director/PDMR Shareholding
21 March 2007                    Royal Bank of Scotland PLC - Publication of Prospectus
20 March 2007                    Director/PDMR Shareholding
19 March 2007                    Royal Bank of Scotland PLC - Publication of Prospectus
19 March 2007                    Royal Bank of Scotland PLC - Publication of Prospectus
19 March 2007                    Royal Bank of Scotland PLC - Publication of Prospectus
19 March 2007                    Royal Bank of Scotland PLC - Publication of Prospectus
19 March 2007                    Royal Bank of Scotland PLC - Publication of Prospectus
19 March 2007                    Royal Bank of Scotland PLC - Publication of Prospectus
19 March 2007                    Royal Bank of Scotland PLC - Publication of Prospectus
19 March 2007                    Royal Bank of Scotland PLC - Publication of Prospectus
19 March 2007                    Director/PDMR Shareholding
19 March 2007                    Annual Report and Accounts
16 March 2007                    Director/PDMR Shareholding
15 March 2007                    Director/PDMR Shareholding
15 March 2007                    Director/PDMR Shareholding
14 March 2007                    Director/PDMR Shareholding
13 March 2007                    Director/PDMR Shareholding
12 March 2007                    Director/PDMR Shareholding
9 March 2007                     Director/PDMR Shareholding
8 March 2007                     Director/PDMR Shareholding
8 March 2007                     Director/PDMR Shareholding
7 March 2007                     Director/PDMR Shareholding
7 March 2007                     Director/PDMR Shareholding
7 March 2007                     Director/PDMR Shareholding
6 March 2007                     Director/PDMR Shareholding
6 March 2007                     Director/PDMR Shareholding
5 March 2007                     Director/PDMR Shareholding
2 March 2007                     Director/PDMR Shareholding
1 March 2007                     Director/PDMR Shareholding
1 March 2007                     Director/PDMR Shareholding
1 March 2007                     Royal Bank of Scotland PLC - Publication of Prospectus
1 March 2007                     Full Year Results 2006
28 February 2007                 Director/PDMR Shareholding
28 February 2007                 Royal Bank of Scotland PLC - Publication of Prospectus
28 February 2007                 Royal Bank of Scotland PLC - Publication of Prospectus
28 February 2007                 Royal Bank of Scotland PLC - Publication of Prospectus
27 February 2007                 Director/PDMR Shareholding
26 February 2007                 Director/PDMR Shareholding
23 February 2007                 National Westminster Bank PLC - Dividend Declaration
23 February 2007                 Dividend Declaration
23 February 2007                 Director/PDMR Shareholding
22 February 2007                 Royal Bank of Scotland PLC - Publication of Prospectus
22 February 2007                 Director/PDMR Shareholding
22 February 2007                 Royal Bank of Scotland PLC - Publication of Prospectus
22 February 2007                 Royal Bank of Scotland PLC - Publication of Prospectus
22 February 2007                 Royal Bank of Scotland PLC - Publication of Prospectus
21 February 2007                 Holding(s) in Company
21 February 2007                 Director/PDMR Shareholding
20 February 2007                 Director/PDMR Shareholding
19 February 2007                 Director/PDMR Shareholding
19 February 2007                 RBS - Arran Funding Limited - Doc re. Investor Reports
16 February 2007                 Director/PDMR Shareholding
15 February 2007                 Director/PDMR Shareholding
14 February 2007                 Director/PDMR Shareholding
14 February 2007                 Royal Bank of Scotland PLC - Publication of a Notice
13 February 2007                 Royal Bank of Scotland PLC - Publication of Prospectus
13 February 2007                 Director/PDMR Shareholding
13 February 2007                 Royal Bank of Scotland PLC - Publication of Prospectus
13 February 2007                 Royal Bank of Scotland PLC - Publication of Prospectus
13 February 2007                 Royal Bank of Scotland PLC - Publication of Prospectus
13 February 2007                 Royal Bank of Scotland PLC - Publication of Prospectus
13 February 2007                 Royal Bank of Scotland PLC - Publication of Prospectus
13 February 2007                 Royal Bank of Scotland PLC - Publication of Prospectus
13 February 2007                 Royal Bank of Scotland PLC - Publication of Prospectus
12 February 2007                 Director/PDMR Shareholding
12 February 2007                 Director/PDMR Shareholding
9 February 2007                  Director/PDMR Shareholding
9 February 2007                  Royal Bank of Scotland PLC - Publication of Prospectus
8 February 2007                  Director/PDMR Shareholding
8 February 2007                  Director/PDMR Shareholding
7 February 2007                  Director/PDMR Shareholding
6 February 2007                  Director/PDMR Shareholding
5 February 2007                  Director/PDMR Shareholding
2 February 2007                  Director/PDMR Shareholding
1 February 2007                  Royal Bank of Scotland PLC - Publication of Prospectus
1 February 2007                  Director/PDMR Shareholding
31 January 2007                  National Westminster Bank Plc - Redemption of Shares-Amend
31 January 2007                  Director/PDMR Shareholding
31 January 2007                  Royal Bank of Scotland PLC - Publication of Prospectus
31 January 2007                  Director/PDMR Shareholding
29 January 2007                  Director/PDMR Shareholding
26 January 2007                  Director/PDMR Shareholding
25 January 2007                  Director/PDMR Shareholding
25 January 2007                  Director/PDMR Shareholding
24 January 2007                  Director/PDMR Shareholding
23 January 2007                  Director/PDMR Shareholding
22 January 2007                  Director/PDMR Shareholding
19 January 2007                  Director/PDMR Shareholding
18 January 2007                  Director/PDMR Shareholding
18 January 2007                  Director/PDMR Shareholding
18 January 2007                  Royal Bank of Scotland PLC - Publication of Supplement
17 January 2007                  Director/PDMR Shareholding
16 January 2007                  Director/PDMR Shareholding
15 January 2007                  Director/PDMR Shareholding
15 January 2007                  Royal Bank of Scotland PLC - Publication of Prospectus
12 January 2007                  Director/PDMR Shareholding
12 January 2007                  Royal Bank of Scotland PLC - Publication of Prospectus
12 January 2007                  Royal Bank of Scotland PLC - Publication of Prospectus
12 January 2007                  RBS - Arran Funding Limited - Doc re. Investor Reports
11 January 2007                  Royal Bank of Scotland PLC - Publication of Prospectus
11 January 2007                  Director/PDMR Shareholding
11 January 2007                  Royal Bank of Scotland PLC - Publication of Prospectus
10 January 2007                  Director/PDMR Shareholding
10 January 2007                  Director/PDMR Shareholding-Replacement
9 January 2007                   Director/PDMR Shareholding
9 January 2007                   Director/PDMR Shareholding
8 January 2007                   Director/PDMR Shareholding
5 January 2007                   Director/PDMR Shareholding
5 January 2007                   Royal Bank of Scotland PLC - Publication of Prospectus
4 January 2007                   Director/PDMR Shareholding
3 January 2007                   Director/PDMR Shareholding
2 January 2007                   Director/PDMR Shareholding
29 December 2006                 Director/PDMR Shareholding
29 December 2006                 Transaction in Own Shares
29 December 2006                 Total Voting Rights notification under the Transparency Directive
28 December 2006                 Transaction in Own Shares
28 December 2006                 Director/PDMR Shareholding
28 December 2006                 Royal Bank of Scotland PLC - Publication of Prospectus
28 December 2006                 Royal Bank of Scotland PLC - Publication of Prospectus
28 December 2006                 Royal Bank of Scotland PLC - Publication of Prospectus
28 December 2006                 Royal Bank of Scotland PLC - Publication of Prospectus
28 December 2006                 Royal Bank of Scotland PLC - Publication of Prospectus
28 December 2006                 Royal Bank of Scotland PLC - Publication of Prospectus
27 December 2006                 Director/PDMR Shareholding
22 December 2006                 Director/PDMR Shareholding
22 December 2006                 Transaction in Own Shares
22 December 2006                 Royal Bank of Scotland PLC - Publication of Prospectus
22 December 2006                 Royal Bank of Scotland PLC - Publication of Prospectus
22 December 2006                 Director/PDMR Shareholding
21 December 2006                 Transaction in Own Shares
21 December 2006                 Director/PDMR Shareholding
21 December 2006                 Publication of Prospectus
20 December 2006                 Transaction in Own Shares
20 December 2006                 Director/PDMR Shareholding
19 December 2006                 Transaction in Own Shares
19 December 2006                 Director/PDMR Shareholding
18 December 2006                 Transaction in Own Shares
18 December 2006                 Director/PDMR Shareholding
18 December 2006                 Redemption of Shares
18 December 2006                 National Westminster Bank PLC - Redemption of Shares
18 December 2006                 Rule 8.3- (London Stock Ex)
18 December 2006                 RBS - Arran Funding Limited - Doc re. Investor Reports
15 December 2006                 RBS - Arran Funding Limited - Doc re. Investor Reports
15 December 2006                 RBS - Arran Funding Limited - Doc re. Investor Reports
15 December 2006                 Transaction in Own Shares
15 December 2006                 Director/PDMR Shareholding
15 December 2006                 Royal Bank of Scotland PLC - Publication of Prospectus
15 December 2006                 Publication of Prospectus
14 December 2006                 Transaction in Own Shares
14 December 2006                 Director/PDMR Shareholding
14 December 2006                 Redemption of NonCumUSD Pref
14 December 2006                 USD Pref share issue
13 December 2006                 Transaction in Own Shares
13 December 2006                 Director/PDMR Shareholding
12 December 2006                 Director/PDMR Shareholding
12 December 2006                 Transaction in Own Shares
12 December 2006                 Publication of Prospectus
12 December 2006                 Publication of Prospectus
12 December 2006                 Publication of Prospectus
12 December 2006                 Publication of Prospectus
12 December 2006                 Publication of Prospectus
11 December 2006                 Transaction in Own Shares
11 December 2006                 Director/PDMR Shareholding
11 December 2006                 Transaction in Own Shares
8 December 2006                  Director/PDMR Shareholding
8 December 2006                  Issue of Debt
7 December 2006                  Director/PDMR Shareholding
7 December 2006                  Director/PDMR Shareholding
7 December 2006                  Transaction in Own Shares
6 December 2006                  Transaction in Own Shares
6 December 2006                  Director/PDMR Shareholding
6 December 2006                  Publication of Prospectus
6 December 2006                  Trading Statement
5 December 2006                  Director/PDMR Shareholding
5 December 2006                  Arran Funding Limited - Monthly Servicer's Reports
4 December 2006                  Director/PDMR Shareholding
4 December 2006                  Holding(s) in Company
1 December 2006                  Director/PDMR Shareholding
30 November 2006                 Director/PDMR Shareholding
30 November 2006                 Issue of Debt
29 November 2006                 Director/PDMR Shareholding
28 November 2006                 Transaction in Own Shares
28 November 2006                 Director/PDMR Shareholding
28 November 2006                 Holding(s) in Company
28 November 2006                 Director/PDMR Shareholding
27 November 2006                 Transaction in Own Shares
27 November 2006                 Intention to Issue Securities
24 November 2006                 Transaction in Own Shares
24 November 2006                 Director/PDMR Shareholding
23 November 2006                 Transaction in Own Shares
23 November 2006                 National Westminster Bank PLC - Dividend Declaration
23 November 2006                 Dividend Declaration
22 November 2006                 Transaction in Own Shares
21 November 2006                 Rule 8.3  (London Stock Exchange)
21 November 2006                 Transaction in Own Shares
20 November 2006                 Transaction in Own Shares
17 November 2006                 Director/PDMR Shareholding
16 November 2006                 Transaction in Own Shares
16 November 2006                 Royal Bank of Scotland PLC - Publication of Prospectus
16 November 2006                 Royal Bank of Scotland PLC - Publication of Prospectus
16 November 2006                 Royal Bank of Scotland PLC - Publication of Prospectus
16 November 2006                 Royal Bank of Scotland PLC - Publication of Prospectus
16 November 2006                 Royal Bank of Scotland PLC - Publication of Prospectus
16 November 2006                 Royal Bank of Scotland PLC - Publication of Prospectus
15 November 2006                 Transaction in Own Shares
14 November 2006                 Transaction in Own Shares
13 November 2006                 Transaction in Own Shares
13 November 2006                 Director/PDMR Shareholding
10 November 2006                 Transaction in Own Shares
10 November 2006                 Royal Bank of Scotland PLC - Publication of Prospectus
10 November 2006                 Director/PDMR Shareholding
10 November 2006                 Royal Bank of Scotland PLC - Prospectus Supplement
9 November 2006                  Publication of Prospectus
9 November 2006                  Royal Bank of Scotland PLC - Publication of Prospectus
9 November 2006                  Royal Bank of Scotland PLC - Publication of Prospectus
9 November 2006                  Royal Bank of Scotland PLC - Publication of Prospectus
8 November 2006                  Transaction in Own Shares
8 November 2006                  Investor Conference
8 November 2006                  Director/PDMR Shareholding
7 November 2006                  Transaction in Own Shares
6 November 2006                  Transaction in Own Shares
3 November 2006                  Director/PDMR Shareholding
3 November 2006                  Transaction in Own Shares
2 November 2006                  Royal Bank of Scotland PLC - Publication of Supplement
2 November 2006                  Transaction in Own Shares
2 November 2006                  Director/PDMR Shareholding
1 November 2006                  Transaction in Own Shares
31 October 2006                  Transaction in Own Shares
30 October 2006                  Transaction in Own Shares
30 October 2006                  Holding(s) in Company
30 October 2006                  Citizens acquire GreatBanc
30 October 2006                  Director/PDMR Shareholding
27 October 2006                  Transaction in Own Shares
26 October 2006                  Transaction in Own Shares
26 October 2006                  Transaction in Own Shares
25 October 2006                  Director Declaration
24 October 2006                  Transaction in Own Shares
24 October 2006                  Blocklisting 6 Monthly Return
23 October 2006                  Transaction in Own Shares
23 October 2006                  Publication of Supplement
23 October 2006                  Publication of Supplement
20 October 2006                  Final Terms
20 October 2006                  Director/PDMR Shareholding
20 October 2006                  Transaction in Own Shares
20 October 2006                  Director/PDMR Shareholding
19 October 2006                  Transaction in Own Shares
18 October 2006                  Transaction in Own Shares
17 October 2006                  Transaction in Own Shares
17 October 2006                  Publication of Prospectus
17 October 2006                  Publication of Prospectus
17 October 2006                  Publication of Prospectus
17 October 2006                  Publication of Prospectus
16 October 2006                  Transaction in Own Shares
16 October 2006                  Director/PDMR Shareholding
13 October 2006                  Director/PDMR Shareholding
13 October 2006                  Transaction in Own Shares
13 October 2006                  Director/PDMR Shareholding
13 October 2006                  Publication of Prospectus
12 October 2006                  Transaction in Own Shares
11 October 2006                  Transaction in Own Shares
10 October 2006                  Transaction in Own Shares
10 October 2006                  Director/PDMR Shareholding
9 October 2006                   Transaction in Own Shares
9 October 2006                   Director/PDMR Shareholding
6 October 2006                   Transaction in Own Shares
5 October 2006                   Transaction in Own Shares
5 October 2006                   Director/PDMR Shareholding
4 October 2006                   Transaction in Own Shares
3 October 2006                   Director/PDMR Shareholding
3 October 2006                   Transaction in Own Shares
3 October 2006                   Director/PDMR Shareholding
3 October 2006                   Merrill Lynch Banking & Insurance Conference 2006
2 October 2006                   Director/PDMR Shareholding
29 September 2006                Director/PDMR Shareholding
29 September 2006                Director/PDMR Shareholding
29 September 2006                Director/PDMR Shareholding
29 September 2006                National Westminster Bank PLC - Results for the Half Year Ended 30 June 2006
27 September 2006                Transaction in Own Shares
26 September 2006                Transaction in Own Shares
25 September 2006                Transaction in Own Shares
22 September 2006                Transaction in Own Shares
21 September 2006                Director/PDMR Shareholding
21 September 2006                Transaction in Own Shares
21 September 2006                Holding(s) in Company
20 September 2006                Publication of Prospectus
20 September 2006                Transaction in Own Shares
19 September 2006                Transaction in Own Shares
18 September 2006                Transaction in Own Shares
15 September 2006                Transaction in Own Shares
14 September 2006                Transaction in Own Shares
13 September 2006                Transaction in Own Shares
13 September 2006                Schedule 10 Notification
12 September 2006                Transaction in Own Shares
12 September 2006                Supplementary Prospectus
11 September 2006                Transaction in Own Shares
8 September 2006                 Transaction in Own Shares
8 September 2006                 Director/PDMR Shareholding
7 September 2006                 Supplementary Prospectus
7 September 2006                 Transaction in Own Shares
6 September 2006                 Transaction in Own Shares
6 September 2006                 Transaction in Own Shares
5 September 2006                 Transaction in Own Shares
4 September 2006                 Transaction in Own Shares
4 September 2006                 Notification of interests of directors
1 September 2006                 Transaction in Own Shares
31 August 2006                   Transaction in Own Shares
30 August 2006                   Transaction in Own Shares
29 August 2006                   Transaction in Own Shares
25 August 2006                   Transaction in Own Shares
25 August 2006                   National Westminster Bank Plc - Dividend Declaration
25 August 2006                   Dividend Declaration
24 August 2006                   Residential Mortgage Securitisation
23 August 2006                   Transaction in Own Shares
22 August 2006                   Transaction in Own Shares
21 August 2006                   Transaction in Own Shares
18 August 2006                   Transaction in Own Shares
17 August 2006                   Transaction in Own Shares
16 August 2006                   Transaction in Own Shares
15 August 2006                   Transaction in Own Shares
14 August 2006                   Transaction in Own Shares
11 August 2006                   Transaction in Own Shares
10 August 2006                   Transaction in Own Shares
8 August 2006                    Notification of interests of directors
8 August 2006                    Notification of interests of directors
8 August 2006                    Transaction in Own Shares
8 August 2006                    Supplementary Prospectus
7 August 2006                    Director/PDMR Shareholding
7 August 2006                    Transaction in Own Shares
4 August 2006                    Interim Results for the Six Months Ended 30 June 2006
28 July 2006                     Final Terms - MTNP
26 July 2006                     Publication of Final Terms
10 July 2006                     Director/PDMR Shareholding
3 July 2006                      Publication of Prospectus
30 June 2006                     Transaction in Own Shares
29 June 2006                     Transaction in Own Shares
28 June 2006                     Transaction in Own Shares
28 June 2006                     Royal Bank of Scotland PLC - Publication of Final Terms
28 June 2006                     Director/PDMR Shareholding
27 June 2006                     Transaction in Own Shares
26 June 2006                     Transaction in Own Shares
23 June 2006                     Transaction in Own Shares
22 June 2006                     Transaction in Own Shares
21 June 2006                     Transaction in Own Shares
20 June 2006                     Transaction in Own Shares
19 June 2006                     Transaction in Own Shares
16 June 2006                     Transaction in Own Shares
16 June 2006                     Holding(s) in Company
15 June 2006                     Transaction in Own Shares
15 June 2006                     Director/PDMR Shareholding
14 June 2006                     Transaction in Own Shares
13 June 2006                     Transaction in Own Shares
13 June 2006                     Trading Statement
9 June 2006                      Publication of a Supplement
8 June 2006                      Director/PDMR Shareholding
5 June 2006                      Transactions in Own Shares
2 June 2006                      Purchase of Own Shares
1 June 2006                      Transactions in Own Shares
1 June 2006                      Director/PDMR Shareholding
31 May 2006                      Transactions in Own Shares
31 May 2006                      Securitisation Transaction
30 May 2006                      Transaction in Own Shares
26 May 2006                      National Westminster Bank Plc - Dividend Declaration
26 May 2006                      Dividend Declaration
26 May 2006                      Agrees Price US$654 Million Preference Share Issue
25 May 2006                      Transaction in Own Shares
24 May 2006                      Transaction in Own Shares
23 May 2006                      Purchase of Own Shares
22 May 2006                      Transaction in Own Shares
19 May 2006                      Transaction in Own Shares
19 May 2006                      Publication of Prospectus
19 May 2006                      Issue of Equity
18 May 2006                      Transaction in Own Shares
17 May 2006                      Purchase of Own Shares
16 May 2006                      Transaction in Own Shares
16 May 2006                      Issue of Equity
16 May 2006                      UBS Global Financial Services
15 May 2006                      Transaction in Own Shares
12 May 2006                      Transaction in Own Shares
11 May 2006                      Securitisation
11 May 2006                      Transaction in Own Shares
10 May 2006                      Transaction in Own Shares
9 May 2006                       Publication of Final Terms
9 May 2006                       Transaction in Own Shares
9 May 2006                       Director/PDMR Shareholding
9 May 2006                       Supplementary Prospectus
8 May 2006                       Purchase of Own Shares
5 May 2006                       Transaction in Own Shares
4 May 2006                       Purchase of Own Shares
4 May 2006                       Document Viewing Facility
3 May 2006                       Transaction in Own Shares
2 May 2006                       Transaction in Own Shares
28 April 2006                    AGM Statement
27 April 2006                    Supplementary Offering
27 April 2006                    Purchase of Own Shares
27 April 2006                    Supplementary Prospectus
26 April 2006                    Transaction in Own Shares
25 April 2006                    Transaction in Own Shares
25 April 2006                    Dividend Declaration-Replace
24 April 2006                    Transaction in Own Shares
21 April 2006                    Transaction in Own Shares
20 April 2006                    Transaction in Own Shares
19 April 2006                    Transaction in Own Shares
18 April 2006                    Purchase of Own Shares
13 April 2006                    Transaction in Own Shares
13 April 2006                    Director/PDMR Shareholding
13 April 2006                    Director/PDMR Shareholding
12 April 2006                    Annual Information Update
12 April 2006                    Transaction in Own Shares
12 April 2006                    Blocklisting Interim Review
12 April 2006                    Document Viewing Facility

Details of all regulatory announcements can be found in full on the Company's Market News pages on the London Stock Exchange website at www.londonstockexchange.com.

The Company also has a secondary listing on the New York Stock Exchange. The Company has submitted filings to the US Securities and Exchange Commission ("SEC"). Full details of the filings can be found on the SEC's website at www.sec.gov.

2.  Documents filed at Companies House

The company has submitted filings to Companies House in relation to:

>       allotment of shares
>       cancellation of shares
>       redemption of shares
>       authority to allot shares
>       authority to dis-apply pre-emption rights
>       changes to Articles of Association
>       appointment and resignation of Directors (or changes in their particulars)
>       accounts
>       annual return

The documents  were filed with the Registrar of Companies at Companies  House and can be obtained from
Companies House or through Companies House Direct at www.direct.companieshouse.gov.uk

3.  Documents sent to the UK Listing Authority

Copies of the following documents were also submitted, at the time, to the UK Listing Authority for inspection at their Document Viewing Facility situated at:

Financial Services Authority
The North Colonnade
Canary Wharf
London
E14 5HS

Date                             Document
19 March 2007                    Circular Letter to Shareholders  (including the Notice for the Annual General Meeting)
                                 and  supporting  documentation  including  the Report and  Accounts/Annual  Review and
                                 Summary Financial Statement.

4.  Documents sent to Shareholders

The  following  documents  were also  sent to  Shareholders  over the past  twelve  months  and can be obtained from the Company's website at www.rbs.co.uk

Date                             Document
19 March 2007                    Circular  Letter  (including  Notice of the Annual  General  Meeting)  and  supporting documentation  including the Report And  Accounts/Annual  Review and Summary Financial
                                 Statement.

This  annual  information  update is  required  by and is being  made  pursuant  to  Article 10 of the
Prospectus  Directive as  implemented  in the UK and not for any other  purpose.  Neither the Company, nor any other person,  takes any responsibility for, or makes any representation,  express or implied, as to the accuracy or completeness of the  information  contained  therein (except as may expressly be set out therein).  The  information  referred to above is not necessarily up to date as at the date of this annual  information  update and the Company does not undertake any  obligation to update any such information in the future.  Furthermore,  such  information  may have been prepared in accordance with the laws or  regulations  of a  particular  jurisdiction  and may not comply with or meet the relevant standards of disclosure in any other  jurisdiction.  Neither this annual  information  update, nor the information  referred  to  below,  constitute,  by  virtue  of this  communication,  an  offer  of any securities addressed to any person and should not be relied on by any person.

Name of contact and telephone number for queries:

Hew Campbell
Deputy Company Secretary
The Royal Bank of Scotland Group plc
Tel: 0131 626 4099

25 April 2007

Enclosure 7.

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests:

On 4 April 2007 Bedell Trustees Limited as Trustee of The Royal Bank of Scotland
Group 2001 Employee Share Trust (the "Trust") released from the Trust 65,536 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,879,332 ordinary shares in the Company.

Enclosure 8.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)
      An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)   An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4,
      6, 8, 13, 14, 16, 23 and 24.
(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)   An issuer making a notification in respect of a financial
      instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
      23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Alan Peter Dickinson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Alan Peter Dickinson

8 State the nature of the transaction

        Sale of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

28,625

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£19.94

14. Date and place of transaction

4 April 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

2,666

16. Date issuer informed of transaction

4 April 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

4 April 2007

Enclosure 9.

The Royal Bank of Scotland Group plc -
Director/PDMR Shareholding

Notification of Directors' Interests:

On 5 April 2007 Bedell Trustees Limited as Trustee of The Royal Bank of Scotland
Group 2001 Employee Share Trust (the "Trust") released from the Trust 21,375 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,857,957 ordinary shares in the Company.

Enclosure 10.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)   An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)   An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4,
      6, 8, 13, 14, 16, 23 and 24.

(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)   An issuer making a notification in respect of a financial
      instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
      23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£20.275

14. Date and place of transaction

10 April 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

66,868 shares 0.00212%

16. Date issuer informed of transaction

10 April 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

11 April 2007
--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£20.275

14. Date and place of transaction

10 April 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

205,609 shares 0.00652%

16. Date issuer informed of transaction

10 April 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

11 April 2007
--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£20.275

14. Date and place of transaction

10 April 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

206,255 shares 0.00654%

16. Date issuer informed of transaction

10 April 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

11 April 2007
-------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£20.275

14. Date and place of transaction

10 April 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,662 shares 0.00015%

16. Date issuer informed of transaction

10 April 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

11 April 2007
--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£20.275

14. Date and place of transaction

10 April 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

11,355 shares 0.00036%

16. Date issuer informed of transaction

10 April 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

11 April 2007
-------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£20.275

14. Date and place of transaction

10 April 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

22,048 shares 0.00070%

16. Date issuer informed of transaction

10 April 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxesm

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

11 April 2007

Enclosure 11.

TR-1: Notification of major interests in shares
+--------------------------------------------+-------------------------+
|                                            |    The Royal Bank of    |
| 1. Identity of the issuer or the           |   Scotland Group plc    |
| underlying issuer of existing shares to    |                         |
| which voting rights are attached:          |                         |
+--------------------------------------------+---------------+---------+
|                                                            |         |
| 2. Reason for the notification (please tick the            |         |
| appropriate box or boxes)                                  |         |
+------------------------------------------------------------+---------+
|                                                            |         |
| An acquisition or disposal of voting rights                |         |
+------------------------------------------------------------+---------+
|                                                            |         |
| An acquisition or disposal of financial instruments which  |         |
| may result in the acquisition of shares already issued to  |         |
| which voting rights are attached                           |         |
+------------------------------------------------------------+---------+
|                                                            |         |
| An event changing the breakdown of voting rights           |         |
+------------------------------------------------------------+---------+
|                                                            |         |
| Other (please specify): Initial disclosure of existing     |    X    |
| interest under FSA Transparency rules                      |         |
+--------------------------------------------+---------------+---------+
|                                            | Mr Peter Stanley Allen  |
| 3. Full name of person(s) subject to the   |                         |
| notification obligation:                   |                         |
+--------------------------------------------+-------------------------+
|                                            |    Mrs Judith Merric    |
| 4. Full name of shareholder(s) (if         |     Allen; and Miss     |
| different from 3.):                        | Catherine Louise Allen; |
|                                            |    and Miss Jennifer    |
|                                            |  Claire Allen; and R C  |
|                                            | Greig Nominees Limited; |
|                                            |  and WCWB Pep Nominees  |
|                                            |        Limited.         |
+--------------------------------------------+-------------------------+
|                                            |           N/A           |
| 5. Date of the transaction (and date on    |                         |
| which the threshold is crossed or reached  |                         |
| if different):                             |                         |
+--------------------------------------------+-------------------------+
|                                            |      16 April 2007      |
| 6. Date on which issuer notified:          |                         |
+--------------------------------------------+-------------------------+
|                                            |           N/A           |
| 7. Threshold(s) that is/are crossed or     |                         |
| reached:                                   |                         |
+--------------------------------------------+-------------------------+
|                                            |                         |
| 8. Notified details:                       |                         |
+--------------------------------------------+-------------------------+

+-------------------------------------------------------------------------------+
|                                                                               |
| A: Voting rights attached to shares                                           |
+------------+-----------------+------------------------------------------------+
|            |                 |                                                |
| Class/type | Situation       | Resulting situation after the triggering       |
| of shares  | previous to the | transaction                                    |
|            | Triggering      |                                                |
| if         | transaction     |                                                |
|possible    +--------+--------+--------+-------------------+-------------------+
| using the  |        |        |        |                   |                   |
| ISIN CODE  | Number | Number | Number | Number of voting  | % of voting       |
|            | of     | of     | of     | rights ix         | rights            |
|            | Shares | Voting | shares |                   |                   |
|            |        |Rights  +--------+--------+----------+--------+----------+
|            |        | viii   |        |        |          |        |          |
|            |        |        | Direct | Direct | Indirect | Direct | Indirect |
|            |        |        |        | x      | xi       |        |          |
+------------+--------+--------+--------+--------+----------+--------+----------+
| 5.5%       |        |        |        |        |          |        |          |
| Preference |        |        |        |        |          |        |          |
| Shares of  |        |        |        |        | 451,796  |        | 28.23%  |
| £1         |        |        |        |        |          |        | of that  |
|            |        |        |        |        |          |        | class    |
+------------+--------+--------+--------+--------+----------+--------+----------+

+----------------------------------------------------------------------+
|                                                                      |
| B: Financial Instruments                                             |
+----------------------------------------------------------------------+
|                                                                      |
| Resulting situation after the triggering transaction xii             |
+------------+------------+------------+----------------------+--------+
|            |            |            |                      |        |
| Type of    | Expiration | Exercise/  | Number of voting     | % of   |
| financial  | date xiii  | Conversion | rights that may be   | voting |
| instrument |            | Period/    | acquired if the      | rights |
|            |            | Date xiv   | instrument is        |        |
|            |            |            | exercised/           |        |
|            |            |            | converted.           |        |
+------------+------------+------------+----------------------+--------+
|            |            |            |                      |        |
+------------+------------+------------+----------------------+--------+

+----------------------------------------------------------------------+
|                                                                      |
| Total (A+B)                                                          |
+------------------------------------+---------------------------------+
|                                    |                                 |
| Number of voting rights            | % of voting rights              |
+------------------------------------+---------------------------------+
| 451,796                            | 28.23 % of that class           |
+------------------------------------+---------------------------------+

+----------------------------------------------------------------------+
|                                                                      |
| 9. Chain of controlled undertakings through which the voting rights  |
| and/or the financial instruments are effectively held, if applicable |
| xv:                                                                  |
+----------------------------------------------------------------------+
| Mr Peter Stanley Allen: no direct holding;                           |
|                                                                      |
| Mrs Judith Merric Allen: 4,363 5.5% Preference Shares (1.09% of the  |
| voting rights of that class);                                        |
|                                                                      |
| WCWB Pep Nominees Limited (as Pep and Isa Manager of Mr P S Allen &  |
| Mrs J M Allen): 53,678 5.5% Preference Shares (13.42% of the voting  |
| rights of that class);                                               |
|                                                                      |
| R C Greig Nominees Limited (on behalf of Mr P S Allen and Gilt Fund  |
| Securities Limited, a company in which Mr P S Allen is the           |
| controlling shareholder) : 28,958 5.5% Preference Shares (7.23% of   |
| the voting rights of that class) ; .                                 |
|                                                                      |
| Miss Catherine Louise Allen: 13,200 5.5% Preference Shares (3.30% of |
| the voting rights of that class);                                    |
|                                                                      |
| Miss Jennifer Claire Allen: 12,750 5.5% Preference Shares (3.19% of  |
| the voting rights of that class).                                    |
|                                                                      |
+----------------------------------------------------------------------+

+----------------------------------------------------------------------+
|                                                                      |
| Proxy Voting:                                                        |
+-------------------------------------------------------------------+--+
|                                                                   |  |
| 10. Name of the proxy holder:                                     |  |
+-------------------------------------------------------------------+--+
|                                                                   |  |
| 11. Number of voting rights proxy holder will cease to hold:      |  |
+-------------------------------------------------------------------+--+
|                                                                   |  |
| 12. Date on which proxy holder will cease to hold voting rights:  |  |
+-------------------------------------------------------------------+--+

+-----------------------------------------------+----------------------+
|                                               |                      |
| 13. Additional information:                   |                      |
+-----------------------------------------------+----------------------+
|                                               | Peter S Allen        |
| 14. Contact name:                             |                      |
+-----------------------------------------------+----------------------+
|                                               | 01730 812415         |
| 15. Contact telephone number:                 |                      |
+-----------------------------------------------+----------------------+

        Annex Notification Of Major Interests In Shares xvi

+----------------------------------------------------------------------+
|                                                                      |
| A: Identity of the person or legal entity subject to the             |
| notification obligation                                              |
+-----------------------------------------------+----------------------+
|                                               | Peter Stanley Allen  |
| Full name (including legal form for legal     |                      |
| entities)                                     |                      |
+-----------------------------------------------+----------------------+
|                                               |                      |
| Contact address (registered office for legal  | House of Shaws,      |
| entities)                                     | Midhurst GU29 0BQ    |
+-----------------------------------------------+----------------------+
|                                               | 01730 812415         |
| Phone number                                  |                      |
+-----------------------------------------------+----------------------+
|                                               |                      |
| Other useful information (at least legal      |                      |
| representative for legal persons)             |                      |
+-----------------------------------------------+----------------------+

+----------------------------------------------------------------------+
|                                                                      |
| B: Identity of the notifier, if applicable xvii                      |
+----------------------------------------------------+-----------------+
|                                                    |                 |
| Full name                                          | Hew Campbell    |
+----------------------------------------------------+-----------------+
|                                                    |                 |
| Contact address                                    | House F,        |
|                                                    | Gogarburn       |
|                                                    |                 |
|                                                    | Edinburgh       |
|                                                    |                 |
|                                                    | EH12 1HQ        |
+----------------------------------------------------+-----------------+
|                                                    |                 |
| Phone number                                       | 0131 626 4099   |
+----------------------------------------------------+-----------------+
|                                                    |                 |
| Other useful information (e.g. functional          | Head of Group   |
| relationship with the person or legal entity       | Secretariat,    |
| subject to the notification obligation)            |                 |
|                                                    | The Royal Bank  |
|                                                    | of Scotland     |
|                                                    | Group plc       |
+----------------------------------------------------+-----------------+

+----------------------------------------------------------------------+
|                                                                      |
| C: Additional information                                            |
+----------------------------------------------------------------------+
+----------------------------------------------------------------------+

Notes

Enclosure 12.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

RBSG Sharesave Scheme

3. Period of return:

From    1 October 2006             To     31 March 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

12,901,097

5. Number of shares issued / allotted under scheme during period:

81,509

6. Balance under scheme not yet issued / allotted at end of period

12,819,588

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

20,000,000 Ordinary Shares of 25p each - Block Listing granted 17
December 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,152,149,335

Contact for queries

Name          Mr Peter Helmn

Address      The Royal Bank of Scotland Group plc

             Business House F, 2nd Floor,

             Gogarburn, PO Box 1000

             Edinburgh

             EH12 1HQ

Telephone                      0131 556 8555

Person making the return

Name         Mr Hew Campbell

Position     Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

RBSG Executive Share Option Scheme

3. Period of return:

From    1 October 2006             To     31 March 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

8,759,116

5. Number of shares issued / allotted under scheme during period:

791,721

6. Balance under scheme not yet issued / allotted at end of period

7,967,395

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May
2001

6,000,000 Ordinary Shares of 25p each - Block Listing granted 17
December 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,152,149,335

Contact for queries

Name         Mr Peter Helmn

Address      The Royal Bank of Scotland Group plc

             Business House F, 2nd Floor,

             Gogarburn, PO Box 1000

             Edinburgh

             EH12 1HQ

Telephone    0131 556 8555

Person making the return

Name         Mr Hew Campbell

Position     Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

NatWest Sharesave Scheme

3. Period of return:

From    1 October 2006             To     31 March 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,134,657

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

2,134,657

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

23,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May
2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,152,149,335

Contact for queries

Name         Mr Peter Helmn

Address      The Royal Bank of Scotland Group plc
             Business House F, 2nd Floor,
             Gogarburn, PO Box 1000
             Edinburgh
             EH12 1HQ

Telephone    0131 556 8555

Person making the return

Name         Mr Hew Campbell

Position     Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                  SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

NatWest Executive Share Option Scheme

3. Period of return:

From    1 October 2006             To     31 March 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,078,495

5. Number of shares issued / allotted under scheme during period:

29,899

6. Balance under scheme not yet issued / allotted at end of period

1,048,596

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May
2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,152,149,335

Contact for queries

Name         Mr Peter Helmn

Address      The Royal Bank of Scotland Group plc
             Business House F, 2nd Floor,
             Gogarburn, PO Box 1000
             Edinburgh
             EH12 1HQ

Telephone    0131 556 8555

Person making the return

Name         Mr Hew Campbell

Position     Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

Option 2000 Scheme

3. Period of return:

From    1 October 2006             To     31 March 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,082,900

5. Number of shares issued / allotted under scheme during period:

518,100

6. Balance under scheme not yet issued / allotted at end of period

4,564,800

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

10,000,000 Ordinary Shares of 25p each - Block Listing granted 17
December 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,152,149,335

Contact for queries

Name         Mr Peter Helmn

Address      The Royal Bank of Scotland Group plc
             Business House F, 2nd Floor,
             Gogarburn, PO Box 1000
             Edinburgh
             EH12 1HQ

Telephone    0131 556 8555

Person making the return

Name         Mr Hew Campbell

Position     Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                  SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

Employee Share Ownership Plan

3. Period of return:

From    1 October 2006             To     31 March 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,229,460

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

5,229,460

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

15,000,000 Ordinary Shares of 25p each - Block Listing granted 15
January 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,152,149,335

Contact for queries

Name         Mr Peter Helmn

Address      The Royal Bank of Scotland Group plc
             Business House F, 2nd Floor,
             Gogarburn, PO Box 1000
             Edinburgh
             EH12 1HQ

Telephone    0131 556 8555

Person making the return

Name         Mr Hew Campbell

Position     Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 SAYE Scheme

3. Period of return:

From    1 October 2006             To     31 March 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

247,946

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

247,946

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January
2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,152,149,335

Contact for queries

Name         Mr Peter Helmn

Address      The Royal Bank of Scotland Group plc
             Business House F, 2nd Floor,
             Gogarburn PO Box 1000
             Edinburgh
             EH12 1HQ

Telephone    0131 556 8555

Person making the return

Name         Mr Hew Campbell

Position     Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2001 SAYE Scheme

3. Period of return:

From    1 October 2006             To     31 March 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

214,923

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

214,923

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January
2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,152,149,335

Contact for queries

Name         Mr Peter Helmn

Address      The Royal Bank of Scotland Group plc
             Business House F, 2nd Floor,
             Gogarburn, PO Box 1000
             Edinburgh
             EH12 1HQ

Telephone    0131 556 8555

Person making the return

Name         Mr Hew Campbell

Position     Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 Share Option Scheme

3. Period of return:

From    1 October 2006             To     31 March 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

250,000

5. Number of shares issued / allotted under scheme during period:

4,782

6. Balance under scheme not yet issued / allotted at end of period

245,218

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January
2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,152,149,335

Contact for queries

Name         Mr Peter Helmn

Address      The Royal Bank of Scotland Group plc
             Business House F, 2nd Floor,
             Gogarburn, PO Box 1000
             Edinburgh
             EH12 1HQ

Telephone    0131 556 8555

Person making the return

Name         Mr Hew Campbell

Position     Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2002 Approved Share Option Scheme

3. Period of return:

From    1 October 2006             To     31 March 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

233,407

5. Number of shares issued / allotted under scheme during period:

2,523

6. Balance under scheme not yet issued / allotted at end of period

230,884

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January
2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,152,149,335

Contact for queries

Name         Mr Peter Helmn

Address      The Royal Bank of Scotland Group plc
             Business House F, 2nd Floor,
             Gogarburn, PO Box 1000
             Edinburgh
             EH12 1HQ

Telephone    0131 556 8555

Person making the return

Name         Mr Hew Campbell

Position     Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

RBSG Medium-term Performance Plan

3. Period of return:

From    1 October 2006             To     31 March 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

903,944

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

903,944

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,000,000 Ordinary Shares of 25p each - Block Listing granted 17
February 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,152,149,335

Contact for queries

Name         Mr Peter Helmn

Address      The Royal Bank of Scotland Group plc
             Business House F, 2nd Floor,
             Gogarburn, PO Box 1000
             Edinburgh
             EH12 1HQ

Telephone    0131 556 8555

Person making the return

Name         Mr Hew Campbell

Position     Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure 13.

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON 11 PER CENT AND 5.5 PER CENT CUMULATIVE PREFERENCE SHARES FOR THE
HALF YEAR TO 31 MARCH 2007

The Directors have declared a half-yearly dividend on the 11 per cent and the
5.5 per cent £1 cumulative preference shares. The dividend will be paid on 31
May 2007 at the rate of 5.5 per cent and 2.75 per cent, respectively and will be paid to those preference shareholders on the Register at the close of business on 4 May 2007.

24 April 2007

Enclosure 14.

The Royal Bank of Scotland Group plc AGM Statement

25 April 2007

The Meeting will deal with the proposed Resolutions as outlined in the Notice of
Meeting issued to Shareholders dated 16 March 2007 and will provide a summary of the business and financial performance of the Group in 2006.

The following is an extract from the speech to be made by Sir Tom McKillop,
Chairman, at the Meeting.

"I am pleased to say that in 2006, the Group once again demonstrated its inherent strength and breadth, achieving impressive growth and capital generation, enabling us to increase the dividend by 25 per cent and raise our payout ratio to 45 per cent."

"During the year, I have travelled widely across the Group, meeting with many employees, customers and shareholders in Europe, the US and in Asia-Pacific.  I have been deeply impressed with the RBS colleagues I have met and have found our businesses to be in good health, growing strongly, and making significant impact in the markets in which they operate."

"Income rose from just over £25.5 billion to just over £28 billion, an increase of 10 per cent over the course of the year."

"Group operating profit rose by £1.16 billion to £9.4 billion and after tax and other deductions resulted in £6.2 billion of profit attributable to our shareholders."

"Earnings per share grew 14 per cent, in line with our operating profit to a round £2 per share.  The Tier 1 ratio was maintained in the middle of the 7-8 per cent range that we had previously set as our target.  And our return on equity rose from 18.2 per cent to 19 per cent, reflecting strong profit generation and capital efficiency."

"The Board have recommended an increase of 25 per cent in the dividend, and this follows the 25 per cent increase in dividend you approved last year.  Indeed, the Group has established a long track record of very strong dividend growth.
If approved, this will be the 14th consecutive year in which our dividend has increased by 15 per cent or more."

"In reaching their recommendation the Board took account of a number of factors, including, the strong capital-generative nature of our activities, and very
importantly, the opportunities for growth in our businesses.   This 25 per cent
increase in dividend will bring our  pay-out ratio to 45 per cent, up from 41 per cent last year.  The Board considers this ratio to be appropriate for the
Group's current circumstances."

"All of the Divisions contributed to our income growth of 10 per cent, with a particularly good result in Corporate Markets.  Once again we saw somewhat faster growth internationally, with income up 11 per cent compared to growth in the UK of 9 per cent."

"Net interest income rose by 7 per cent to £10.6 billion, and our net interest margin at 2.47 per cent was slightly better than expectations."

"Non-interest income grew by 11 per cent to £17.4 billion and now accounts for
62 per cent of Group income, up a percentage point from this time last year."

"With income up 10 per cent, we held our costs growth to just 8 per cent.  The emphasis here was investment in direct expenses in those customer facing businesses with strong income growth potential while maintaining good cost discipline in our bank office activities.  We have, for example, expanded our corporate business in the US, increased our team of financial planning managers by 25 per cent in the UK and recruited experienced private bankers in Asia."

"The cost:income ratio for the Group improved further to 42.1 per cent."

"We are delivering strong organic growth without overstretching our balance sheet or our risk envelope. Credit metrics have remained stable and the return on equity has increased to 19 per cent."

"The Group has performed well in 2006, so let me now say a few words about the
Group's prospects for growth in the future."

"Our view of the economic backdrop is positive and we anticipate continued
growth in the world economy, and that provides a favourable environment for our businesses."

"Our income doesn't come from one market, and that has positioned us to deliver sustained growth even when some of our divisions face headwinds in their businesses, as was the case last year for RBS Insurance, Retail Markets and
Citizens."

"Our view is that the headwinds are abating somewhat in these areas, so we look forward to continuing growth."

"Our income doesn't come from one geography, either. In fact, 42 per cent of our operating profit now comes from outside the UK."

"The growth in our income outside the UK reflects in particular the powerful performance of our Corporate Markets business in the US and Europe. You will notice, too, our achievements in Asia-Pacific, where we have started in recent years to invest significantly in both Corporate Markets and Wealth Management."

"That is what we have achieved on our own in Asia.  But we have also made good progress in developing our partnership with Bank of China."

"Our joint credit card business has already issued over 1.2 million credit cards.

In addition, we have agreed to expand the scope of our joint business to include all credit cards and merchant acquiring in Mainland China.  Our new joint private banking initiative opened for business in Beijing and Shanghai last month.  And together we have completed a number of significant transactions in shipping, aviation and trade finance.  All in all, a very good start."

"Of course a crucial requirement for growth is to have the capital strength to support it and I'm happy to report that our capital ratios remain right in the middle of our target range."

"We will continue to invest in our businesses, but as we have said before, our activities are strongly capital-generative.  This has allowed us to return a significant amount of capital to you, our shareholders, through dividend and share repurchase.  The indication we have received from you is that your preference is for this capital to be returned in the form of dividends and this is reflected in the 25 per cent increase in this year's dividend."

"Our goal as a Group is to generate superior sustainable value for our shareholders. But to succeed in this, we must do more than deliver good financial results - we need to manage our business in a responsible and sustainable way."

"In 2006 we consulted extensively with our stakeholders, and the issues that matter most to them provide the focus for our Corporate responsibility strategy."

"Customer service is central to building and developing our franchise.  RBS has once again secured top position and NatWest is joint second among major High
Street banks for extremely satisfied customers."

"The Group continues to hold the highest market share in UK corporate banking and we are now the joint leader in the UK personal current account market. We have continued to invest in customer service with more staff, better training, improved online services and, importantly to our customers, we don't use offshore call centres."

"We have played a major part in financial inclusion through our commitment to maintaining our branch network - the largest in the UK.  We have also continued
to develop our ATM network and we have the largest network of free-to-use ATMs in the UK."

"Our Face2Face with Finance programme has become the UK's most widely-used financial education programme for schools."

"Financial crime is something that weighs heavily on our customers' minds, and it is important that our Group does everything possible to manage and reduce the extent of crime.  We have achieved considerable success in combating fraud in
2006: our losses from internet fraud actually fell, while the industry's internet fraud losses increased substantially."

"It would not be possible to achieve the results we have without the tremendous contribution made by our people, and I would like to take this opportunity to thank them on your behalf for their continued dedication, initiative and hard work."

"The environment has appropriately become the focus of much attention. I am pleased to say that with our adoption of the Equator Principles and our approach to sustainability in all we do, RBS has established a fine reputation as a responsibly managed company."

"The driving force behind everything we do in our communities comes from our people."

"In 2006 over 25,000 employees in the UK took part in our employee giving programmes, including the Give As You Earn scheme and the Community Cashback awards, generating more than £12 million for over 8,000 charities and good causes.

"In the United States, Citizens contributed $27 million to 4,500 non-profit organisations in 13 states."

"2006 was another year of excellent performance by our Group with customer satisfaction high and good returns to shareholders."

"The Group has continued to perform well in the first few months of this year in line with the comments which we made at the full year results presentation on 28
February."

"When your Company is capable of producing this kind of performance, some of you may be wondering why we should be considering a possible transaction with ABN
AMRO.  When Barclays and ABN AMRO announced their intention to merge, it was clearly the Board's fiduciary duty to consider what the possible implications of such a move might be for our Company."

"After careful consideration, we made an announcement earlier today outlining the proposals we and our good friends Fortis and Santander have collectively made to ABN AMRO.  These proposals, which are subject to a number of conditions, we believe are superior for ABN AMRO's shareholders and are straightforward from a shareholder, regulatory and execution perspective.  Your Board is confident that a transaction based on these proposals would create value for our own shareholders and enhanced growth prospects for our own businesses."

"We have not rushed lightly into this, but an opportunity that fits so closely with our strategic priorities does not arise often, and it would have been irresponsible of us not to explore such an opportunity to the full.  You can rest assured that any offer, if made, will have been carefully evaluated.  The
Board will act prudently but with great determination, and will only proceed if it is in the best interests of our shareholders to do so."

Forward Looking Statements

This announcement contains forward looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1933 and Section
21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters, such as the Group's future economic results, business plans and strategies, and are based upon the current expectations of the directors. They are subject to a number of risks and uncertainties that might cause actual results and events to differ materially from the expectations expressed in the forward looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, regulatory developments, competitive conditions, technological developments and general economic conditions. The Group assumes no responsibility to update any of the forward looking statements contained in this announcement.

Enclosure 15.

    FILING OF ANNUAL REPORT ON FORM 20-F WITH THE US SECURITIES AND EXCHANGE
                                   COMMISSION

The Royal Bank of Scotland Group plc (the "Company") announced today that, on 24
April 2007, it filed its Annual Report on Form 20-F with the US Securities and
Exchange Commission (SEC). The document is available for viewing on the SEC website at www.sec.gov and also on the Company's website at www.rbs.com. The
Company will send any holder of the Company's securities, upon request, a hard copy of the Company's complete audited financial statements free of charge.
Requests may be made by writing to the Group Secretary and General Counsel, The
Royal Bank of Scotland Group plc, RBS Gogarburn, PO Box 1000, Edinburgh EH12
1HQ.

Hew Campbell
Head of Group Secretariat
25 April 2007

Enclosure 16.

The Royal Bank of Scotland Group plc
Bonus Issue

26 April 2007

The Royal Bank of Scotland Group plc (the "Company") announces today that at the
Annual General Meeting held yesterday a resolution was passed approving the proposed bonus issue of two new Ordinary Shares of 25p each ("New Shares") for each existing Ordinary Share held by each shareholder on the register on 4 May
2007 (the "Bonus Issue"). The New Shares will rank pari passu with the existing issued Ordinary Shares but will exclude the right to receive the final dividend for the financial year ended 31 December 2006.

The Bonus Issue is conditional upon admission of the New Shares to the Official
List of the UK Listing Authority and to trading on the London Stock Exchange.
Application has been made to the London Stock Exchange and the UK Listing
Authority for up to 6,434,972,616 New Shares to be admitted to the Official List and to trading, and it is expected that listing will become effective and that dealings will commence on 8 May 2007. Share certificates in respect of the New
Shares are expected to be posted to shareholders whose shares are held in certificated form on 14 May 2007. The New Shares are expected to be credited to the CREST accounts of those shareholders whose Ordinary Shares are held in CREST on 8 May 2007.

As a result of the Bonus Issue, the price of each Ordinary Share will change to approximately one third of its present level when the existing Ordinary Shares are quoted "post-bonus issue" (which is expected to be on 8 May 2007). This reflects the fact that each shareholder will have three times as many shares as were held immediately before the issue of the New Shares.

Further copies of this announcement are available at the Company's Offices at 36
St Andrew Square, Edinburgh, EH2 2YB and at the Company Announcement's
Department, The Stock Exchange.

Enclosure 17.

The Royal Bank of Scotland Group plc
Bonus Issue

26 April 2007

The Royal Bank of Scotland Group plc announces that it has applied to the London
Stock Exchange and the UK Listing Authority to increase, as a result of a two for one Bonus Issue, which is expected to take effect on 8 May 2007, the approved but unallotted shares held under existing blocklistings in respect of the following Royal Bank of Scotland Group plc employee share schemes:

  Scheme         Current Balance          Increase      Revised
              (Ordinary Shares of 25     Applied for       Balance
                      pence)             (Ordinary        (Ordinary
                                        Shares of 25     Shares of 25
                                           pence)           pence)

The Royal
Bank
of Scotland
Group plc
1997                     12,819,588       25,639,176       38,458,764
Sharesave
Scheme

The Royal
Bank
of Scotland
Group plc
1999
Executive                 7,967,395       15,934,790       23,902,185
Share
Option
Scheme

The 1999
NatWest
Group
Sharesave                 2,134,657        4,269,314        6,403,971
Scheme

The
National
Westminster
Bank plc
1994
Executive                 1,048,596        2,097,192        3,145,788
Share
Option
Scheme

The Royal
Bank
of Scotland
Group plc
Option 2000               4,564,800        9,129,600       13,694,400
Scheme

The Royal
Bank
of Scotland
Group plc
Employee
Share
Ownership
Plan
and The
Royal
Bank of
Scotland
Group                     5,229,460       10,458,920       15,688,380
plc
Employee
Share
Ownership
Plan
(Buy As You
Earn Plan)

The First
Active plc
1998 SAYE
Scheme                      247,946          495,892          743,838

The First
Active plc
2001 SAYE
Scheme                      214,923          429,846          644,769

The First
Active plc
1998 Share
Option                      245,218          490,436          735,654
Scheme

The First
Active plc
2002
Approved
Share                       230,884          461,768          692,652
Option
Scheme

The Royal
Bank
of Scotland
Group plc
Medium-term
Performance                 903,944        1,807,888        2,711,832
Plan

The new shares rank pari passu in all respects with the existing ordinary shares of the Company. Application has been made for the new shares to be admitted to the Official List and approval of the application is expected on 1 May 2007.

Further copies of this announcement are available at the Company's Offices at 36
St Andrew Square, Edinburgh, EH2 2YB and at the Company Announcement's
Department, The Stock Exchange.

The Royal Bank of Scotland Group plc

Bonus Issue

26 April 2007

The Royal Bank of Scotland Group plc (the "Company") announces today that at the
Annual  General  Meeting held  yesterday a resolution  was passed  approving the proposed  bonus issue of two new Ordinary  Shares of 25p each ("New Shares") for each existing  Ordinary Share held by each  shareholder on the register on 4 May
2007 (the "Bonus Issue").  The New Shares will rank pari passu with the existing issued  Ordinary Shares but will exclude the right to receive the final dividend for the financial year ended 31 December 2006.

The Bonus Issue is conditional  upon admission of the New Shares to the Official
List of the UK Listing  Authority  and to trading on the London Stock  Exchange.
Application  has been  made to the  London  Stock  Exchange  and the UK  Listing
Authority for up to 6,434,972,616 New Shares to be admitted to the Official List and to trading,  and it is expected that listing will become  effective and that dealings will commence on 8 May 2007.  Share  certificates in respect of the New
Shares  are  expected  to be posted to  shareholders  whose  shares  are held in certificated  form on 14 May 2007. The New Shares are expected to be credited to the CREST accounts of those shareholders whose Ordinary Shares are held in CREST on 8 May 2007.

As a result of the Bonus Issue,  the price of each Ordinary Share will change to approximately  one third of its present level when the existing  Ordinary Shares are quoted  "post-bonus  issue"  (which is expected  to be on 8 May 2007).  This reflects the fact that each  shareholder will have three times as many shares as were held immediately before the issue of the New Shares. Further copies of this announcement  are  available at the  Company's  Offices at 36 St Andrew  Square,
Edinburgh,  EH2 2YB and at the  Company  Announcement's  Department,  The  Stock
Exchange.

http://schemas.microsoft.com/office/word/2003/wordmlurn:schemas-microsoft-com:office:smarttags013fThe Royal Bank of Scotland Group plc
Bonus Issue

26 April 2007

The Royal  Bank of  Scotland  Group plc  announces  that it has  applied to the London  Stock  Exchange  and the UK
Listing  Authority  to increase,  as a result of a two for one Bonus  Issue,  which is expected to take effect on 8
May 2007, the approved but unallotted  shares held under existing  blocklistings  in respect of the following Royal
Bank of Scotland Group plc employee share schemes:

-------------------------------------------------------- ----------------- ---------------- ----------------
                        Scheme                         Current Balance      Increase      Revised Balance
                                                            (Ordinary        Applied for       (Ordinary
                                                           Shares of 25       (Ordinary      Shares of 25
                                                              pence)        Shares of 25        pence)
                                                                               pence)
-------------------------------------------------------- ----------------- ---------------- ----------------
The Royal  Bank of  Scotland  Group plc 1997  Sharesave        12,819,588       25,639,176       38,458,764
Scheme
-------------------------------------------------------- ----------------- ---------------- ----------------
The Royal  Bank of  Scotland  Group plc 1999  Executive         7,967,395       15,934,790       23,902,185
Share Option Scheme
-------------------------------------------------------- ----------------- ---------------- ----------------
The 1999 NatWest Group Sharesave Scheme                         2,134,657        4,269,314        6,403,971
-------------------------------------------------------- ----------------- ---------------- ----------------
The National  Westminster Bank plc 1994 Executive Share         1,048,596        2,097,192        3,145,788
Option Scheme
-------------------------------------------------------- ----------------- ---------------- ----------------
The Royal Bank of Scotland Group plc Option 2000 Scheme         4,564,800        9,129,600       13,694,400
-------------------------------------------------------- ----------------- ---------------- ----------------
The Royal Bank of  Scotland  Group plc  Employee  Share         5,229,460       10,458,920       15,688,380
Ownership  Plan and The Royal  Bank of  Scotland  Group
plc  Employee  Share  Ownership  Plan  (Buy As You Earn
Plan)
-------------------------------------------------------- ----------------- ---------------- ----------------
The First Active plc 1998 SAYE Scheme                             247,946          495,892          743,838
-------------------------------------------------------- ----------------- ---------------- ----------------
The First Active plc 2001 SAYE Scheme                             214,923          429,846          644,769
-------------------------------------------------------- ----------------- ---------------- ----------------
The First Active plc 1998 Share Option Scheme                     245,218          490,436          735,654
-------------------------------------------------------- ----------------- ---------------- ----------------
The First Active plc 2002 Approved Share Option Scheme            230,884          461,768          692,652
-------------------------------------------------------- ----------------- ---------------- ----------------
The  Royal  Bank  of  Scotland  Group  plc  Medium-term           903,944        1,807,888        2,711,832
Performance Plan
-------------------------------------------------------- ----------------- ---------------- ----------------

The new shares rank pari passu in all respects with the existing  ordinary  shares of the Company.  Application has been made for the new shares to be admitted to the Official List and approval of the  application  is expected on 1
May 2007.

Further copies of this announcement are available at the Company's Offices at 36 St Andrew Square,  Edinburgh,  EH2
2YB and at the Company Announcement's Department, The Stock Exchange.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 April, 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat